Exhibit 8.1

LIST OF SUBSIDIARIES

The following table lists our subsidiaries and their jurisdiction of incorporation as of June 30, 2012:

Subsidiary	Country of Incorporation
Fibesa S.A.	Argentina
Emprendimiento Recoleta S.A.	Argentina
Shopping Neuquén S.A.	Argentina
Panamerican Mall S.A.	Argentina
Arcos del Gourmet S.A.	Argentina
Conil S.A.	Argentina
Torodur S.A.	Uruguay
Apsamedia S.A.	Argentina
Nuevo Puerto Santa Fe S.A.	Argentina
Quality Invest S.A.	Argentina